File Number 82-4774

Aldeasa

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
USA

[redacted]

04036121

30th July 2004

Information Furnished pursuant to Rule 12 g 3-2 under the Securities Exchange Act of 1934

Dear Sirs,

In order to comply with the established procedures, we are enclosing the information that has recently been made public by Aldeasa, S.A. ("the company") pursuant to Spanish Law (File number 82-4774).

We hope the information we are sending it is as required, but in case you need further details please contact,

Mr. Eugenio Andrades Yunta
Head of Corporate Development
& Investor Relations
Ayala, 42
28001-Madrid
Tl: nº: 34.91.436.70.59
Fax nº: 34. 91.435.52.00

Yours faithfully

Eugenio Andrades Yunta
Strategy and Planning Manager

Aldeasa

1. NOTICE OF GENERAL SHAREHOLDERS MEETING:

The notice was published in the newspaper "Expansion" on 30th April 2004 and "BORME" on the same date.

a) Date of the meeting: 20th May 2004 at 13,00 p.m. at Edificio Mapfre, Auditorio, Portal B, 2nd floor, General Perón nº 40, Madrid, at first call, and on 21st May 2004 al the same time and place, at second call.

b) Agenda for the meeting:

(i) Examination and approval of the Annual Accounts and Management Report of Aldeasa, S.A and its Consolidated Group of Companies as well as the proposal for the application of the result of Aldeasa, S.A, the Management of the Board of Directors , all for the 2003 financial year.

(ii) Cessation, ratification and, in its case, appointment of directors.

(iii) Examination and approval, if applicable, of the delegation in the Board of Directors to increase the capital until the amount of 12.600.000 euros, excluding the right of subscription of new shares issued as a consequence of the increases completed by virtue of this delegation, all in accordance with the stipulated in the Spanish Corporations Law, articles 153.1.b) and 159.2), and within the statutory limitations and legal requirements, revoking the authorization by the General Assembly Meeting on June 20th 2003 related to the delegation in the Board of Directors to increase capital.

(iv) Examination and authorization, if applicable, for the acquisition of treasury stock, directly or through Group Companies, all in accordance with the Spanish Corporation Law, article 75, delegating in the Board of Directors all the necessary faculties for carrying out this agreement, and revoking the authorization by the General Assembly Meeting on June 20th 2003 related to the delegation in the Board of Directors to acquire treasury stock.

(v) Examination and approval, if applicable, of the following modifications in the Articles of association: article 17.5 (voting by proxy or distance); article 18.6) and 11) (right of information)

(vi) Examination and approval, if applicable, of the modifications in the following articles of the General Assembly Rules: article 6

Aldeasa

(information available from the notice of the General Assembly); article 7 (right of information precedent to the General Assembly meeting); article 8.1) and 3) (right of attendance); article 9 (proxy); article 12.1) (Quorum and location of the General Assembly meeting); article 16.5) and 6) (opening and request of participation in the meeting); article 18.3) and 4) (voting and delegation by distance).

(vii) Examination and approval, if applicable, of the reelection of Auditors for the Annual and Consolidated Group Accounts Auditors for the 2004 financial year.

(viii) Authorization to the Board of Directors to formalize, interpret and to execute the preceding agreements approved, and also to mend, to regularize, to clarify and to harmonize these preceding agreements according to the classification of the Mercantile Register until their inscription.

(ix) To authorize, individually and solely, the Chairman and Secretary of the Board of Directors to perform all acts and to sign any public or private documents that may be necessary or convenient in order to grant the effectiveness of the preceding agreements until their inscription in the correspondent public registries.

2. 2003 ANNUAL REPORT:

- Notification filed with CNMV on 26th February 2004. Advance of Annual Results corresponding to end 2003 year.

- Notification filed with CNMV on 30th April 2004. The Annual Report contains the audited Annual Accounts and the Director´s Report in respect of the Company and its dependent companies for economical year 2003 together with the proposal for the application of profits.

The 2003 Annual Report contains the following documentation:

- Annual Accounts. These Accounts contain Balance sheet, Profit & Loss account and the notes referred to the account, commenting on the Balance sheet and Profit & Loss account.

- Director´s report on the development of the business and the position of the Company.

Aldeasa

3. QUARTERLY REPORT

- Notification filed with CNMV on 13th May 2004. Presentation of 1st quarter results corresponding to 2004 year.

- Notification filed with CNMV on 29th July 2004. Presentation of 1st semi-annual results corresponding to 2004 year.

4. PAYMENT OF DIVIDEND:

- Notification filed with CNMV on 23rd April 2004. The payment of dividend was done on 18th May 2004 to the shareholders, amounting to 0,30 euros gross per share (0,255 euros net)

- Notification filed with CNMV on 24th May 2004. The payment of a complementary dividend (approved by the General Meeting of Shareholders held on 21st May 2004) was done on 14th June 2004 to the shareholders, amounting to 0,233 euros gross per share.

5. RELEVANT EVENTS

- Notification filed with CNMV on 30th April 2004. Notice of the General Assembly meeting to be held on 20th May 2004, at first call, and on 21st May 2004 al the at second call.

- Notification filed with CNMV on 11th May 2004. Annual Corporate Governance Report of Aldeasa, S.A.

- Notification filed with CNMV on 24th May 2004. Agreements approved by the General Assembly meeting held on 21st May 2004.

- Notification filed with CNMV on 8th June 2004. Extension for five additional years (31st October 2009) of travel value & duty free concession at international airport of Madeira (Portugal). The commercial space increases up to 350 square meters.

- Notification filed with CNMV on 13th July 2004. Extension for six years of duty free and duty paid concessions at Lima international airport "Jorge Chávez" (Perú). The commercial space increases up to 1.400 square meters. Most probable automatic renewal for six additional years.

6. RESOLUTIONS RELATING TO THE APPOINTMENT OF MEMBERS OF THE BOARD OF DIRECTORS:

- Notification filed with CNMV on 26th April 2004. The Board of Directors meeting held on 25th March 2004 approved to accept the dismissal of D. Fernando Labad Sasiaín as member of the Board and to approve, in its substitution, the designation, by co-optation, of D. Enrique Lloves Vieira as member of the Board.

- Notification filed with CNMV on 24th May 2004. The General Assembly ratified D. Enrique LLoves Vieira as member of the Board for five years duration.

- Notification filed with CNMV on 15th July 2004. The Board of Directors meeting held on 14th July 2004 approved to accept the dismissal of "Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L." as member of the Board and to approve, in its substitution, the designation, by co-optation, of the company "Peña Rueda, S.L", 100% owned by Caja de Ahorros de Asturias, as member of the Board, represented by D. Felipe Fernández Fernández.

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "NPrensa.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 26/02/2004 a las 15.38.00
- ha sido recibido correctamente en la CNMV el 26/02/2004 a las 17.44.00
- asignándole el número 2004020773 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 92f64b33f8d1d954c654a01deb2e9fae

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) _______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

El beneficio neto de Aldeasa aumenta un 29,2% en 2003 y se sitúa en 28,56 millones de euros

- **La cifra de negocio neta y consolidada alcanzó los 598,75 millones de euros, mostrando un crecimiento del 4,8% en relación con 2002.**

- **El acuerdo con Aeropuertos de Portugal (ANA) y la ampliación del plazo de las concesiones en el aeropuerto de Madrid (Barajas) hasta finales de 2012 marcan la estabilidad de Aldeasa a medio y largo plazo.**

Madrid, 26 de febrero de 2004.- Aldeasa, multinacional española y una de las empresas líderes en el sector de retail aeroportuario, ha cerrado el ejercicio correspondiente al año 2003 con una cifra de negocio consolidada que asciende a 598,75 millones de euros y representa un incremento del 4,8% respecto al año anterior. La recuperación del número de pasajeros y la mejora continua de las tendencias de negocio en el área internacional tras el conflicto con Irak han sido los factores que más han contribuido a la consecución de estos resultados.

Cabe destacar la consolidación del crecimiento de los principales márgenes y la mejora de la rentabilidad. Así, el EBITDA de la compañía se ha situado en 62,46 millones de euros, lo que supone un aumento del 8,6% en relación al ejercicio anterior y representa un margen del 10,4% sobre ventas. Por su parte, el EBIT de Aldeasa alcanzó los 46,32 millones de euros, mostrando un incremento del 11,9% con respecto a 2002.

Los resultados financieros del Grupo mejoraron en casi 3,6 millones de euros, principalmente por la reversión en 2003 de las provisiones por depreciación de la autocartera, fruto de la evolución positiva de las acciones de Aldeasa.

En la misma línea, los resultados extraordinarios reflejan un saldo negativo de 2,08 millones de euros respecto al año anterior y muestran una mejora de 2,2 millones de euros como consecuencia de la remodelación de la tiendas en Canarias.

Con todo, el beneficio neto atribuible a los accionistas de Aldeasa a cierre de 2003 fue de 28,56 millones de euros, un 29,2% superior al alcanzado en 2002.

Por líneas de negocio, la actividad comercial aeroportuaria ha aportado a Aldeasa unos ingresos por ventas de 565,34 millones de euros, con un crecimiento superior al 4,8% respecto al año anterior. Por su parte, la división de Palacios y Museos facturó un 2,9% más que el año anterior, situándose en 25,59 millones de euros.

Los resultados obtenidos por otras actividades del grupo, entre las que se incluyen el negocio de restauración y Aldeasa Gestión, crecieron un 15,4% en 2003.

Para mayor información:
Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Silvia Cabrera silvia_cabrera@es.cohnwolfe.com
Cohn & Wolfe. Tel. +34 91 592 34 60 / Fax. +34 91 592 34 61

Nuevas perspectivas para las ventas nacionales y recuperación de las internacionales durante el último trimestre de 2003

En los aeropuertos españoles se alcanzaron unas ventas de 466,27 millones de euros, que suponen un incremento de más del 5,5% con respecto a 2002.

Los ingresos en concepto Travel Value&Duty Free en aeropuertos españoles aumentaron un 7,2% durante 2003 por el crecimiento del volumen de pasajeros que fue un 7,9% superior al alcanzado en 2002. La aparición en España de las líneas aéreas de bajo coste esta potenciando la participación de nuevos aeropuertos. Otra tendencia destacada del año ha sido el fortalecimiento del número de pasajeros de nacionalidad española, que ha crecido un 10% en 2003 tanto en los vuelos domésticos como en los internacionales. De hecho, el número de viajeros en vuelos nacionales aumentó un 6,4% y el gasto que generaron fue un 9,7% superior al obtenido el año anterior.

Las ventas Travel Value&Duty Free también se han visto impulsadas por el protagonismo que ha empezado a cobrar el servicio "pre-order" de Aldeasa, que permite a los pasajeros de las compañías Britannia y Mytravel realizar sus pedidos durante el vuelo.

Por su parte, las ventas en régimen fiscal ordinario en España, Duty Paid, mostraron un descenso del 1,5% respecto a 2002. Este leve decrecimiento se debe, fundamentalmente, a la reducción de la superficie comercial para racionalizar la oferta, que también ha permitido mejorar la rentabilidad de esta unidad de negocio.

La actividad internacional generó unos ingresos por ventas de 70,2 millones de euros durante 2003 y representa actualmente el 11,7% de la facturación del Grupo. El negocio comercial en aeropuertos fuera de España creció en dólares (USD) un 10,2% en relación con 2002. La devaluación del dólar frente al euro ha producido que la cifra de ventas comparada en euros haya descendido un 8,3%. Finalmente, hay que destacar el crecimiento del 6,1% de las ventas de Aldeasa en enclaves internacionales durante el último trimestre aislado de 2003.

El Consejo de Aldeasa propondrá a la Junta General de Accionistas un dividendo de 0,95 euros por acción con cargo a los beneficios de 2003

El Consejo de Administración de Aldeasa propondrá a la Junta General de Accionistas la aprobación de un dividendo de 0,95 euros por acción con cargo a los beneficios de 2003, lo que supone un incremento del 11,7% en relación con 2002, año en el que este dividendo fue de 0,85 euros por acción.

Esta iniciativa permite a Aldeasa mantener su política de alta retribución por dividendo, siempre y cuando la estrategia de crecimiento e inversiones de la compañía lo permitan.

Actualmente, Aldeasa es una de las empresas que cotizan en el mercado continuo español que proporciona una mayor rentabilidad por dividendo situándose, aproximadamente, en el 4%.

Para mayor información:
Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Silvia Cabrera silvia_cabrera@es.cohnwolfe.com
Cohn & Wolfe. Tel. +34 91 592 34 60 / Fax. +34 91 592 34 61

Aldeasa asegura su negocio aeroportuario a largo plazo

El acuerdo con Aeropuertos de Portugal (ANA) y la ampliación de las concesiones para operar en los espacios comerciales del aeropuerto de Madrid (Barajas) hasta finales de 2012, asegura la estabilidad de Aldeasa a largo plazo.

Aldeasa llegó a un acuerdo a principios de año con el ente aeroportuario portugués (ANA), para gestionar y el desarrollar, de forma conjunta, los espacios comerciales de los aeropuertos portugueses de Faro, Lisboa, Oporto y Azores. El proceso, que se realizará en dos etapas, prevé durante los 6 primeros meses la elaboración conjunta de un plan de negocio para, posteriormente, constituir ANA Retalho, empresa participada por ambas entidades que se responsabilizará de la implementación del plan comercial. El objetivo es proporcionar a los pasajeros el mejor servicio comercial en los aeropuertos, así como modernizar su imagen para que se constituyan como referentes en el ámbito internacional. La experiencia y el know how de Aldeasa han sido los principales elementos diferenciales para conseguir la confianza de ANA.

La ampliación del plazo de de las concesiones de tiendas Aldeasa en el aeropuerto de Madrid (Barajas) hasta el 31 de diciembre de 2012, incluye tanto los espacios comerciales existentes en la actualidad (T1,T2 y T3), como la creación de otros nuevos en los 8.000m^2 de superficie aproximada asignada en el Nuevo Área Terminal (NAT). La puesta en marcha de este nuevo espacio comercial requerirá, por parte de la compañía, de inversiones cercanas a los 20 millones de euros. El proyecto de la Nueva Área Terminal permitirá dar servicio a 70 millones de viajeros, el doble de los 35 millones de pasajeros actuales.

La cifra de negocios presenta el siguiente desglose por unidades de negocio:
(en miles de euros y tasas porcentuales de crecimiento con respecto al mismo periodo del año anterior)

	31.12.03	**% 03/02**
ESPAÑA TRAVEL VALUE & DUTY FREE	380.118	7,2%
ESPAÑA DUTY PAID	86.146	-1,5%
INTERNACIONAL	70.299	-8,3%
RETAILING AEROPORTUARIO	536.563	4,9%
OTROS INGRESOS (Exportac. y Publicidad)	28.782	37,0%
TOTAL NEGOCIO AEROPORT.	565.345	4,8%
TOTAL NEG. PAL. Y MUSEOS	25.599	2,9%
TOTAL OTROS NEGOCIOS (1)	7.808	15,4%
TOTAL GENERAL	**598.752**	**4,8%**

(1) Incluye las actividades inmobiliarias de Aldeasa Gestión y las actividades de restauración aeroportuaria.

Para mayor información:
Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Silvia Cabrera silvia_cabrera@es.cohnwolfe.com
Cohn & Wolfe. Tel. +34 91 592 34 60 / Fax. +34 91 592 34 61

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "Bol4T03Esp.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 26/02/2004 a las 15.35.00
- ha sido recibido correctamente en la CNMV el 26/02/2004 a las 17.43.00
- asignándole el número 2004020772 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 5b4e7c76a2de85a34ad2c484d15d997c

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) _______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "ISE20032"
- de tipo ISE
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 26/02/2004 a las 16.33.00
- ha sido recibido correctamente en la CNMV el 26/02/2004 a las 17.40.00
- asignándole el número 2004020769 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es e5197341f852b4bba9f997d0ccc550c2

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) ________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "informejunta2004cifradoc.doc"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 30/04/2004 a las 06.54.00
- ha sido recibido correctamente en la CNMV el 30/04/2004 a las 08.55.00
- asignándole el número 2004039473 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 8b30f9eef77e2ac08a19bb159bfe1495

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) ________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

COMISION NACIONAL DEL MERCADO DE VALORES
30 ABR. 2004
REGISTRO DE ENTRADA
Nº 2004 039498

Comisión Nacional del Mercado de Valores
Pº de la Castellana, 19
28046 - Madrid

Att. Sr. D. Antonio Más
Director Area de Mercados

Madrid, a 30 de abril de 2004

Muy señor nuestro:

Como información adicional al hecho relevante comunicado en el día de hoy, con motivo de la convocatoria de la Junta General Ordinaria y Extraordinaria de Accionistas de la Sociedad, que tendrá lugar el próximo día 20 de mayo de 2004, en primera convocatoria, y el 21 de mayo de 2004 a la misma hora y en el mismo lugar, en segunda convocatoria, adjuntamos copia de los Informes de Auditoría, Cuentas Anuales e Informe de Gestión, correspondientes al Ejercicio Económico del año 2003, de Aldeasa, S.A. y de su grupo consolidado.

Siguiendo las instrucciones de la Circular 14/1998, incluimos un original y cinco copias de la información antes mencionada para su distribución a los restante Órganos Supervisores.

Atentamente,

Eugenio Andrades Yunta
Director de Estrategia y Planificación

Registro Mercantil de Madrid, hoja nº 27406, folio 20, tomo 3617, 2880 de la Sección 3ª del Libro de Sociedades. CIF A-28429488

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "Rtads1T04.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 13/05/2004 a las 15.05.00
- ha sido recibido correctamente en la CNMV el 13/05/2004 a las 17.42.00
- asignándole el número 2004051829 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 80e66b393d1cc67d95a3b2c797e5eb5b

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) _______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "NPRdos1er04.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 13/05/2004 a las 16.06.00
- ha sido recibido correctamente en la CNMV el 13/05/2004 a las 18.09.00
- asignándole el número 2004051869 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 2e7ac4169e9fc936119c45865beb6dd6

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) _______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "B1T04Esp.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 13/05/2004 a las 15.03.00
- ha sido recibido correctamente en la CNMV el 13/05/2004 a las 17.41.00
- asignándole el número 2004051825 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es bc948ee917cfb1212e0ef0fa431df561

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____________________________________
como ____________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "ITE20041"
- de tipo ITE
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 13/05/2004 a las 15.02.00
- ha sido recibido correctamente en la CNMV el 13/05/2004 a las 17.39.00
- asignándole el número 2004051824 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es e5197341f852b4bba9f997d0ccc550c2

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como _______________________________________
de la entidad (la remitente) __________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "dividendo210404.doc"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 23/04/2004 a las 08.09.00
- ha sido recibido correctamente en la CNMV el 23/04/2004 a las 10.11.00
- asignándole el número 2004034960 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 8b30f9eef77e2ac08a19bb159bfe1495

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) _______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Att. Sr. D. Antonio Mas
Director Area de Mercado

Madrid, 23 de abril de 2004

Muy señor mío:

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de 21 de abril de 2004, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2003, la cantidad bruta de 0,30 € por acción, de las que, deducido el 15% como retención a cuenta de la imposición sobre rendimientos del capital mobiliario, 0,045 €, quedará un líquido de 0,255 € por acción.

La citada cantidad se descontará el día 18 de mayo de 2004, de acuerdo con las normas de funcionamiento del Servicio de Compensación y Liquidación de Valores, S.A., a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Art. 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "acuerdosjunta.doc"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 24/05/2004 a las 08.08.00
- ha sido recibido correctamente en la CNMV el 24/05/2004 a las 10.12.00
- asignándole el número 2004055898 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 8b30f9eef77e2ac08a19bb159bfe1495

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____________________________________
como __________________________________
de la entidad (la remitente) ____________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "dividendo240504.doc"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 24/05/2004 a las 15.22.00
- ha sido recibido correctamente en la CNMV el 24/05/2004 a las 17.24.00
- asignándole el número 2004056163 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 8b30f9eef77e2ac08a19bb159bfe1495

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D._______________________________________
como _____________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Attn: Sr. D. Antonio Mas
Director Area de Mercado

Madrid, 24 de mayo de 2004

Muy Sr. mío:

La Junta General de Accionistas de Aldeasa, S.A celebrada el pasado 21 de mayo de 2004, en segunda convocatoria, aprobó el pago de un dividendo complementario de 0,233 € brutos por acción, que se descontará el próximo 14 de junio de 2004, de acuerdo con los procedimientos de compensación y liquidación de valores, a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Art^{o} 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen
Consejero Secretario General

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "informejunta2004cifradoc.doc"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 30/04/2004 a las 06.54.00
- ha sido recibido correctamente en la CNMV el 30/04/2004 a las 08.55.00
- asignándole el número 2004039473 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 8b30f9eef77e2ac08a19bb159bfe1495

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) ________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

COMISION NACIONAL DEL MERCADO DE VALORES
30 ABR. 2004
REGISTRO DE ENTRADA
Nº 2004 039498

Comisión Nacional del Mercado de Valores
P° de la Castellana, 19
28046 - Madrid

Att. Sr. D. Antonio Más
Director Area de Mercados

Madrid, a 30 de abril de 2004

Muy señor nuestro:

Como información adicional al hecho relevante comunicado en el día de hoy, con motivo de la convocatoria de la Junta General Ordinaria y Extraordinaria de Accionistas de la Sociedad, que tendrá lugar el próximo día 20 de mayo de 2004, en primera convocatoria, y el 21 de mayo de 2004 a la misma hora y en el mismo lugar, en segunda convocatoria, adjuntamos copia de los Informes de Auditoría, Cuentas Anuales e Informe de Gestión, correspondientes al Ejercicio Económico del año 2003, de Aldeasa, S.A. y de su grupo consolidado.

Siguiendo las instrucciones de la Circular 14/1998, incluimos un original y cinco copias de la información antes mencionada para su distribución a los restante Órganos Supervisores.

Atentamente,

Eugenio Andrades Yunta
Director de Estrategia y Planificación

Registro Mercantil de Madrid, hoja nº 27406, folio 20, tomo 3617, 2880 de la Sección 3ª del Libro de Sociedades. CIF A-28429488

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "gobierno.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 11/05/2004 a las 16.14.00
- ha sido recibido correctamente en la CNMV el 11/05/2004 a las 18.15.00
- asignándole el número 2004050583 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 84e44e399812ce9641e78db8d96c42da

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____________________________________
como __________________________________
de la entidad (la remitente) ____________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "JUNTAGEN"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 24/05/2004 a las 11.11.00
- ha sido recibido correctamente en la CNMV el 24/05/2004 a las 13.15.00
- asignándole el número 2004056023 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es ea81ef033333683e59354ae555bd10b7

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.______________________________________
como ____________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Attn: Sr. D. Antonio Mas
Director Area de Mercado

Madrid, 24 de mayo de 2004

Muy Sr. mío:

Como consecuencia de las modificaciones aprobadas por la Junta General de Accionistas de Aldeasa, S.A el pasado 21 de mayo de 2004 en sus Estatutos Sociales y en el Reglamento de la Junta General, así como las que fueron introducidas en el Reglamento del Consejo de Administración aprobadas en la sesión del Consejo del 21 de abril de 2004, les remitimos los textos refundidos.

Atentamente,

Miguel Calvillo Urabayen
Consejero Secretario General

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "CNMVMadeiraJun04.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 08/06/2004 a las 08.27.00
- ha sido recibido correctamente en la CNMV el 08/06/2004 a las 10.33:00
- asignándole el número 2004060172 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es ae07914d6f1b8add88105aeaa43b5682

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) _______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

Madrid, 7 de Junio de 2004

ALDEASA, S.A., en cumplimiento de lo establecido en el artículo 82 de la Ley de Mercado de Valores, pone en conocimiento de la Comisión Nacional del Mercado de Valores la siguiente:

INFORMACIÓN RELEVANTE

Aeropuertos de Madeira (ANAM) ha acordado conceder la ampliación del plazo de las concesiones de locales comerciales en régimen duty free y en doble régimen fiscal (Travel Value &Duty Free) de las que es titular Aldeasa, S.A. en el Aeropuerto Internacional de Madeira.

El contrato de concesión comercial se ha ampliado por un periodo adicional de 5 años hasta el 31 de octubre de 2009. La renovación del contrato supondrá además la remodelación y ampliación del espacio comercial actual que se duplicará, pasando de 170 m^2 a 350 m^2.

La renovación de estas concesiones supone la consolidación de la estrategia de crecimiento y estabilidad a largo plazo de la Compañía y pone de manifiesto la capacidad de Aldeasa de mantener unas excelentes relaciones con los aeropuertos en bs que opera la compañía, así como demuestra la confianza de los entes aeroportuarios en el "know-how", transparencia y espíritu de colaboración de Aldeasa.

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "Madeira070604.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 08/06/2004 a las 08.28.00
- ha sido recibido correctamente en la CNMV el 08/06/2004 a las 10.33.00
- asignándole el número 2004060173 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es ae07914d6f1b8add88105aeaa43b5682

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____________________________________
como __________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa amplía sus concesiones en Madeira hasta finales de 2009

Esta renovación supone para el negocio internacional de la compañía la consolidación de las estrategias comerciales en el enclave aeroportuario portugués

Madrid, 7 de junio de 2004.- Aldeasa, multinacional española y una de las empresas líderes en el sector de retail aeroportuario con unas ventas en el 2003 de 598 millones de euros, ha renovado su concesión en el aeropuerto portugués de Madeira por un nuevo periodo de 5 años. La compañía, presente en el aeropuerto madeirense desde octubre de 1996, seguirá operando en el enclave comercial portugués hasta el 31 de octubre de 2009.

La renovación de esta concesión pone de manifiesto la capacidad de mantener unas excelentes relaciones con los aeropuertos en los que opera la compañía así como demuestra la confianza de los entes aeroportuarios en el *know how*, transparencia y espíritu de colaboración de Aldeasa.

Asimismo, la ampliación de la concesión supondrá la remodelación y ampliación de la tienda actual, que duplicará su espacio pasando de 170 m² a 350 m². La tienda, situada en una terminal recientemente renovada por completo y de carácter funcional, se encuentra ubicada en una de las zonas comerciales más privilegiadas del aeropuerto, la zona de espera al embarque.

De este modo, Aldeasa incrementa su superficie comercial en el aeropuerto madeirense con el objetivo de dar respuesta a la creciente demanda de los pasajeros nacionales e internacionales. Para ello, ha conjugado la oferta más tradicional de las familias de alimentación, bebidas y perfumería, con una cuidada selección de artículos de regalo, juguetes, joyería y relojería así como ha potenciado la presencia de productos locales a través de la artesanía, la alimentación y los vinos regionales.

Aldeasa

Por otro lado Aldeasa ha conseguido otra concesión, de la misma duración (31 de octubre de 2009), para instalar una tienda *Buy-Bye,* unidad móvil de venta situada en la terminal de llegadas (en la zona de recogida de equipajes), en la que se comercializarán productos locales y artículos clásicos del travel retail.

Sobre el negocio internacional de Aldeasa

Aldeasa, grupo español líder en el sector comercial de retail aeroportuario con una sólida posición financiera y en continua expansión internacional, es una de las pocas empresas de su sector que cotiza en bolsa. Actualmente cuenta con más de 220 tiendas distribuidas en 9 países de Europa, Latinoamérica, Oriente Medio y África.

El negocio internacional de Aldeasa se caracteriza fundamentalmente por la continua mejora de la rentabilidad de las inversiones y por la diversidad. Cada uno de los países en los que opera la compañía es distinto como lo son los pasajeros que transitan por sus aeropuertos así como sus hábitos y motivos de compra. Esto supone una adaptación de la oferta y una adecuación a las demandas y necesidades de los pasajeros en los aeropuertos en los que Aldeasa está presente.

El futuro de la compañía es clave. Para ello, su estrategia a corto y medio plazo se basa principalmente en la expansión internacional que, desde que comenzara a principios de la década de los 90, se ha caracterizado por un continuo crecimiento. Más de 2.500 profesionales trabajan día a día para ofrecer el mejor servicio a los viajeros y visitantes de todo el mundo.

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **NotaPrensaPeru.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **13/07/2004** a las **16:39:05**
- ha sido recibido correctamente en la CNMV el **13/07/2004** a las **17.48.00**
- asignándole el número **2004069327** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **5390b82f73e314cfe78cd68b72bc9c70**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____
como ____
de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

ALDEASA, S.A., en cumplimiento de lo establecido en el artículo 82 de la Ley de Mercado de Valores, pone en conocimiento de la Comisión Nacional del Mercado de Valores la siguiente:

INFORMACIÓN RELEVANTE

Lima Airport Partners S.R.L. (LAP) consorcio formado por Frankfurt Airport Services (42,75%) y Alterra Partners (57,25%), ha acordado conceder la ampliación del plazo de las concesiones de locales comerciales en régimen fiscal duty free y en régimen fiscal normal duty paid de los que es titular Aldeasa, S.A. en el Aeropuerto Internacional Jorge Chávez de Lima (Perú).

La duración del contrato es de 6 años a partir de la apertura de las tiendas en el nuevo terminal que está previsto sea en mayo de 2005. El espacio comercial también se incrementa pasando de 1.100 m2 a 1.400 m2. El contrato contempla además la posibilidad de prórroga automática por un periodo adicional de 6 años.

Aldeasa comenzó a operar las tiendas del Aeropuerto Internacional Jorge Chávez de Lima en el año 1994. El 14 de febrero de 2001 LAP inició sus operaciones como operador privado y en agosto de 2001 prorrogo el contrato concesional de Aldeasa por un periodo de 2 años. La actual ampliación del plazo de dicho contrato por 6 años más la posibilidad de prorroga automática por otros 6 años adicionales, pone de manifiesto la capacidad de Aldeasa de mantener unas excelentes relaciones con los aeropuertos en los que opera la compañía y la confianza que genera en los operadores internacionales.

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **PeruJul04.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **13/07/2004** a las **16:32:57**
- ha sido recibido correctamente en la CNMV el **13/07/2004** a las **17.48.00**
- asignándole el número **2004069326** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **87dc7d8ea8b18a05c552450d53ab2d95**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En ___________, a _________ de ______

Fdo:

Aldeasa

Aldeasa firma un contrato con Frankfurt Airport y Alterra-Partners a través de su participada LAP

- **Aldeasa gestionará las tiendas duty free en el nuevo aeropuerto de Lima hasta el 2017**
- **Tras su total renovación, el aeropuerto internacional Jorge Chávez de Lima (Perú) será el centro de distribución de vuelos de la costa sudamericana del Pacífico**
- **Aldeasa contará con mayor y mejor espacio comercial en Lima y con la exclusividad de las ventas de perfumería, tabaco, licores, alimentación y electrónica**

Madrid, 13 de julio de 2004.- Aldeasa, multinacional española y una de las empresas líderes en el sector de retail aeroportuario a nivel mundial, con unas ventas en 2003 de 598 millones de euros, ha suscrito un nuevo acuerdo comercial de largo plazo con el operador aeroportuario Lima Airport Partners – LAP, empresa participada por Frankfurt Airports AG y Alterra-Partners, hasta el año 2011, ampliable automáticamente hasta 2017 si se cumplen las expectativas y objetivos establecidos para el primer periodo. Asimismo, la compañía firmará próximamente también el contrato para la gestión comercial de los establecimientos duty paid del aeropuerto de Lima.

Tras su total renovación que ha supuesto una inversión superior a los 200 millones de dólares, el aeropuerto de Lima se convertirá en el centro de distribución de vuelos (hub) de la costa sudamericana del Pacífico, y en el símbolo del progreso peruano.

Aldeasa contará en las nuevas instalaciones del Aeropuerto de Lima con un total de 6 nuevos establecimientos, a los cuales destinará una inversión aproximada de 2 millones de dólares (USD) con el objetivo de incorporar los diseños más innovadores y funcionales, en consonancia con la modernización que se está llevando a cabo en el aeropuerto. Así, Aldeasa contará con un espacio comercial disponible de 1.400m^2 para la venta en exclusiva de productos de perfumería, tabaco, licores, alimentación y electrónica.

Para mayor información:
Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Silvia Cabrera silvia_cabrera@es.cohnwolfe.com
Cohn & Wolfe
Tel. +34 91 702 34 34 / Fax. +34 91 702 34 35

Aldeasa

La sociedad operadora del aeropuerto de Lima, Lima Airport Partners, participada por Frankfurt Airports AG y Alterra-Partners (joint venture entre la constructora estadounidense Bechtel y el Aeropuerto de Singapur), ha confiado en la capacidad y el know-how de Aldeasa para llevar a cabo este compromiso de largo plazo. Esto supone para la compañía el reconocimiento y apoyo de dos de los principales operadores aeroportuarios internacionales y la consolidación de sus estrategias comerciales tanto en Perú como en Sudamérica. Pone también de manifiesto la capacidad de Aldeasa para establecer buenas relaciones de largo plazo con los principales operadores.

Aldeasa, operador líder de retail aeroportuario en Sudamérica

Aldeasa es uno de los operadores de retail aeroportuario líder en Sudamérica en número de tiendas, presencia y facturación. En la actualidad, cuenta con 30 establecimientos en Sudamérica distribuidos en 4 países (México, Perú, Colombia y Chile), además de otras 11 tiendas en Portugal, Cabo Verde, Marruecos y Jordania. Durante el ejercicio 2003, las ventas totales obtenidas en los aeropuertos internacionales en los que opera Aldeasa fueron de 70,3 millones de euros, de los cuales 44,23 millones de euros se generaron en Sudamérica. En ese difícil año para la industria turística, Aldeasa reportó un crecimiento del 10% de sus ventas internacionales contabilizadas en dólares. Y concretamente en Perú, la facturación se situó en 8,7 millones de euros con un crecimiento de casi el 5%.

En la última presentación de sus resultados, Aldeasa reportó un crecimiento del 34% en sus ventas internacionales en dólares en el primer trimestre de 2004, y espera mantener la misma tendencia a lo largo de todo el año.

Información sobre Lima Airport Partners (LAP)

Lima Airport Partners (LAP) es la sociedad adjudicataria del Aeropuerto Internacional Jorge Chávez de Lima. Está participada por Frankfurt Airport AG y Alterra-Partners, una de las compañías líder en la gestión de aeropuertos, construcción y reforma. Uno de los socios de Alterra es la norteamericana Bechtel, la mayor compañía de ingeniería del mundo. Alterra también opera otros aeropuertos, como los de Luton en Londres, Curaçao, Costa Rica y Qatar, donde está construyendo un nuevo aeropuerto con inversiones de varios miles de millones de dólares.

Para mayor información:
Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Silvia Cabrera silvia_cabrera@es.cohnwolfe.com
Cohn & Wolfe
Tel. +34 91 702 34 34 / Fax. +34 91 702 34 35

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "consejero260404.doc"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 26/04/2004 a las 13.31.00
- ha sido recibido correctamente en la CNMV el 26/04/2004 a las 17.09.00
- asignándole el número 2004035691 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 8b30f9eef77e2ac08a19bb159bfe1495

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.______________________________________
como ____________________________________
de la entidad (la remitente) ________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Att. Sr. D. Antonio Mas
Director Área de Mercado

Madrid, 26 de abril de 2004

Muy señor mío:

El Consejo de Administración de Aldeasa, S.A, en su reunión de 25 de marzo de 2004, aceptó la dimisión presentada por D. Fernando Labad Sasiaín como Consejero de la Sociedad, y para cubrir la vacante producida, designó, por el procedimiento de cooptación establecido en el artículo 138 de la Ley de Sociedades Anónimas, hasta la reunión de la primera Junta General de Accionistas que se celebre, a D. Enrique Lloves Vieira como Consejero de la Sociedad, así como también se le designó miembro de la Comisión Ejecutiva.

D Enrique Lloves Vieira aceptó su designación como Consejero y miembro de la Comisión Ejecutiva en la sesión del Consejo de Administración de 21 de abril de 2004.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Art. 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "JuntaMayo2004.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 24/05/2004 a las 10.00.00
- ha sido recibido correctamente en la CNMV el 24/05/2004 a las 12.04.00
- asignándole el número 2004056007 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es d07bf2ed77ff34a053e88d21a4285bc1

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____________________________________
como __________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Junta General de Accionistas 2004



Comisión Nacional del Mercado de Valores

SEC MAIL PROCESSING
RECEIVED
AUG 09 2004
WASH. D.C. 155 SECTION

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **cnmv150704.doc**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **15/07/2004** a las **12:24:54**
- ha sido recibido correctamente en la CNMV el **15/07/2004** a las **12.28.00**
- asignándole el número **2004069918** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **b55d3b7a4347a5bf2c797cc586857506**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En ___________, a __________ de ______

Fdo:

Sr. D. Antonio Mas
Director General de Mercados Secundarios
C.N.M.V.
Pº de la Castellana, 19
28046-Madrid

Madrid, 15 de julio de 2004

Muy Sr. mío:

El Consejo de Administración de Aldeasa, S.A. en su reunión del pasado 14 de julio de 2004, aprobó por unanimidad nombrar Consejero de la Sociedad, por el procedimiento de cooptación y hasta su ratificación en la próxima Junta General de Accionistas, a la mercantil "Peña Rueda, S.L", sociedad íntegramente participada por la Caja de Ahorros de Asturias, así como su designación como miembro de la Comisión de Auditoría.

D. Felipe Fernández Fernández, quien estuvo presente en dicha reunión, aceptó expresamente el nombramiento de la mercantil "Peña Rueda, S.L" como miembro del Consejo de Administración y de la Comisión de Auditoría, así como su propia designación como su representante persona física.

Lo que ponemos en conocimiento de esta Comisión, en cumplimiento de lo dispuesto en el Artículo 82 de la Ley de Mercado de Valores.

Sin otro particular le saluda atentamente,

Miguel Calvillo Urabayen

Aldeasa

1

JANUARY – MARCH

2004 COMPANY NEWSLETTER

Profit and loss statement (CONSOLIDATED)

	3-31-2004		3-31-2003		2004/2003
	MILLION EUROS	PERCENTAGE OF SALES 2004	MILLION EUROS	PERCENTAGE OF SALES 2003	CHANGE (PERCENTAGE)
Net sales	122.27	100.0%	114.32	100.0%	**7.0%**
Cost of goods sold	62.68	51.3%	58.19	50.9%	**7.7%**
Gross margin	59.59	48.7%	56.13	49.1%	**6.2%**
Operating costs	48.82	39.9%	46.35	40.5%	**5.3%**
EBITDA	10.77	8.8%	9.78	8.6%	**10.1%**
Amotization	3.85	3.1%	3.87	3.4%	**-0.5%**
EBIT	6.92	5.7%	5.91	5.2%	**17.1%**
Financial results	-0.91	-0.7%	-1.57	-1.4%	**42.4%**
Extraordinary results	-0.43	-0.4%	-0.12	-0.1%	**258.3%**
Pre-tax profit	5.58	4.6%	4.21	3.7%	**32.5%**
Taxes	1.34	1.1%	0.96	0.8%	**39.6%**
Minority interest	-0.32	-0.3%	-0.25	-0.2%	**28.0%**
Net profit	3.92	3.2%	3.00	2.6%	**30.7%**

Balance (CONSOLIDATED)

	3-31-2004	3-31-2003	2004/2003
	MILLION EUROS	MILLION EUROS	CHANGE (PERCENTAGE)
Fixed assets	87.12	95.31	**-8.6%**
Current assets	156.26	132.17	**18.2%**
Total assets = total liabilities	288.46	278.36	**3.6%**
Shareholders equity	179.14	171.34	**4.6%**
Provision for contingencies and exp.	3.74	3.98	**-6.0%**
Long term creditors	9.79	18.82	**-48.0%**
Short term creditors	92.70	81.69	**13.5%**

	3-31-2004		3-31-2003		2004/2003
	MILLION EUROS	PERCENTAGE OF SALES 2004	MILLION EUROS	PERCENTAGE OF SALES 2003	CHANGE (PERCENTAGE)
D Airport business	115.28	94.3%	107.59	94.1%	7.1%
Spanish airports Duty Free & Travel Value	69.37	56.7%	64.03	56.0%	8.3%
Spanish airports Duty Paid	22.44	18.4%	22.93	20.1%	-2.1%
Airports in other countries	18.44	15.1%	16.00	14.0%	15.3%
D Other income	5.03	4.1%	4.63	4.1%	8.0%
D Palaces and Museums	5.49	4.5%	4.93	4.3%	11.4%
D Other businesses [1]	1.50	1.2%	1.80	1.6%	-16.7%
D **Total income**	**122.27**	**100.0%**	**114.32**	**100.0%**	**7.0%**

(1) Includes the real state activities of Aldeasa Gestión and airport restaurant activities.

THE GROUP'S NET CONSOLIDATED SALES IN FIRST quarter 2004 were up 7% versus the same quarter a year ago, reaching 122,27 million €, thereby maintaining the strong growth momentum evident in the last quarter of 2003. Nevertheless, the depreciation of the USD against the euro curtailed growth by 1.7 p.p.

AIRPORT BUSINESS

Airport retail business increased 7.1% in first quarter 2004, with moderate growth versus pervious quarters, and even double-digit growth in some of the main business lines.

With respect to Travel Value & Duty Free performance in Spanish airports, the business line with the highest weighting in Group activities, revenues were up 8.3% versus first quarter 2003. It's worth mentioning, however, that the figures for both years do not include pre-order sales, those purchases delivered to passengers at any of the Travel Value & Duty airport outlets since these sales are booked under the wholesale caption (exports), recorded in lots and not considering the origin or delivery of these orders, which is purely retail activity. Had these sales been booked in the TV&DF business in both first quarters, growth would have reached 9.8%.

This activity's growth in the quarter was significantly boosted by the increase in the number of passengers (+13%) to the three destinations: domestic, E.U., and third country. This reflects the sharp recovery in passenger traffic per flight, and the comparison with the first two quarters in 2003 which were affected by the Middle East conflict. The impact of 11-M events in Madrid on air traffic seems to have been moderate although it is necessary to see the consequences in the longer term. The variation in passenger traffic at Madrid-Barajas, the main airport where the Group operates, in the first quarter was +11.6%, close to the average for this business unit, and higher than the rate at the other four airports which comprise the five major airports included in the TV&DF business network.

Sales growth among the different family of products was rather balanced. By destination, sales performance to passengers travelling in domestic flights (+20.3%) is particularly worth mentioning, with these contributing more than 10% of this business line's revenues in the quarter. Sales to other destinations grew at a similar pace (+6.7% E.U. and +8% third country). With respect to sales by type of airports, the ongoing strong contribution from low-cost carriers should be highlighted. Five tourist airports, hardly contributing 6.3% of this business unit's sales in the quarter – reflecting their relative small size and which to a greater or lesser degree have been adapted as the base for operations by several low-cost carriers – were responsible for 40% of the sales growth in the TV&DF business in first quarter 2004.

Sales in duty paid retail business that the Group develops mainly in the Canary Islands showed a slight drop (-2.1%) in first quarter 2004. This is partly attributable to weaker passenger support in this line of business (+1.2%) and to the shutdown of outlets in Las Palmas and Lanzarote in mid-2003 aimed at streamlining the offering and boosting profitability. Regarding the evolution in the number of passengers, sharply different from other national destinations, there was, among other factors, stronger competition from Caribbean destinations, since European tourists are opting for other destinations in the Caribbean because of the weaker dollar.

First quarter growth in the Groupís international operations was 15.3%, 34.0% if expressed in dollars, a more precise indicator of the sharp recovery in this business line, which at the end of the quarter benefited from the greater number of passengers (+9.8%) with each spending much more (+23% in dollars, +5% in euros).

Three main factors have had a positive impact on the destinations where the Group operates in countries where the reference currency is the U.S. dollar. Firstly, the comparison with the decline in air traffic in first quarter 2003 because of the conflict in Iraq; secondly, the fact that these destinations were relatively less expensive for European citizens; and, lastly the trend towards safer destinations, with travellers choosing regional destinations rather than long-haul flights. Consequently, the number of passengers to Mexico increased by 18.4% as U.S. citizens chose regional destinations that include this neighbouring country. In Jordan, passenger traffic increased 60.2% because of two factors: the war situation in first quarter 2003, and the sharp drop in the number of Middle Eastern travellers to the U.S. who chose to local destination. The significant increase in the number of passengers and strong sales growth were decisive factors in opening a new perfume shop in the satellite terminal in Cancun and the enlargement of the shop at the arrivals area in Amman, Jordan.

The evolution of the key indicators in the airport business is as follows:

	Duty Free		Duty Paid[2]
	Spain[1]	International[2]	Spain
Passengers	13.0	9.8	1.2
Exp. per pax	-4.1	5.0	-2.6
Sales area	7.0	1.7	-6.0
Sales / m^2	2.6	13.4	2.8

(1) Travel Value & Duty Free since 1/7/99

(2) Homogeneous

PALACES & MUSEUMS

The Palace and Museum Division posted 11.4% sales growth in the quarter. Against a backdrop of moderate growth (+4%) in the shops in museums and other cultural sites in Spain, growth in division was boosted by the new business lines, such as merchandising at the Madrid-Seville high-speed train (AVE) as well as the start of operations of the outlets in the Panama Canal Museum (Panama) and increased activities in the Santiago de Compostela Cathedral in 2004 thanks to the celebration of the 2004 Jubilee.

OTHER BUSINESSES

Sales in the Group's other business lines (restaurants and warehouse real estate management) were 16.7% lower. This cutback reflects the withdrawal of the Group's subsidiary, Canariensis, from restaurant activities. After abandoning this business in the ground at Las Palmas Airport, Canariensis sold its outdoor concessions in this airport to Foodlasa, which now becomes the only Group company solely engaging in the restaurant business. Like-for-like restaurant sales in the quarter were 46% higher.

RESULTS

With respect to management results, the gross margin on retail business after the special taxes and duties levied on these business, was 47.3% of sales in the first quarter 2004, that is, the same margin as in the same quarter a year ago. This stable gross margin performance is similar to the trend observed in the previous quarter and confirms that pressure on margins resulting from the sharp increase in cigarette sales to E.U. travellers has diminished and also the better performance on the sales mix by destination.

The Group's personnel expenses, adjusted for hirings through temporary work agencies, were 8.5% higher, with a 2 decimal point impact on sales. This is rise is attributable to the incentive programs in place again following the upturn in sales performance.

Other operating costs, including concession fees and depreciation, were 3.2% higher than the same quarter in 2003. Their impact on sales increased 7%, that is, 1 percentage point lower. The positive evolution in this caption was mainly achieved thanks to operating cost controls at stores and, most importantly, to lower amortizations, even in absolute terms, than the previous year thanks to obtaining several concession extensions, particularly in the Madrid airport.

As a result of all the aforementioned changes in the Group's cost structure, the EBITDA margin, at 8.8%, increased 2 percentage points in the year, with EBITDA at 10.77 million €.

The EBIT margin was 5 decimal percentage points higher than in 2003, reaching 5.7%. Operating income in the quarter was 6.92 million €, up 17.1% versus the same period in 2003.

The Group's consolidated financial expense in the quarter (including a provision for goodwill in consolidation) was 0.91 million €, that is, an improvement of almost 0.67 million € over first quarter 2003 mainly because affiliates are now carried by the equity method.

The Group posted 0.4 million € in extraordinary losses caused by the removal of fixed assets from stores undergoing refurbishment, and the transfer of the store warehouse at the Madrid airport to a new location within the airport grounds.

Lastly, net reported income at the end of first quarter jumped was 3.92 million €, 30.7% higher than in the same period a year earlier.

D Income by business line



4.5%
1.2%
4.1%
15.1%
56.7%
18.4%
Spanish airports Travel Value & Duty Free
Spanish airports Duty Paid
Airports in other countries
Other incomes
Palaces & Museums
Other businesses

GROUP NEWS

NATIONAL AIRPORT BUSINESS

12 January: New 598.5 m^2 Duty-Free store opened in terminal M5 at the El Prat airport in Barcelona.

INTERNATIONAL AIRPORT BUSINESS

21 January: A new Duty Free general outlet with 271 m^2 of floor space opened at the Satellite Terminal in Cancun (Mexico) airport.

27 February: New 80 m^2 Duty Paid outlet at Antofagasta airport in Chile.

PALACES AND MUSEUMS

1 January: Two outlets opened in Panama one at the visitoris centre in the Panama Canal (Miraflores Lock) with 42 m^2 of floor space; and a 15m^2 shop at the Panama Canal Museum.

17 January: Opening of a 31m^2 Museum Musei store, an Aldeasa-owned brand, at terminal M5 at El Prat airport in Barcelona.

31 March: New stored opened at the recently inaugurated Museo del Traje in Madrid with 329.96 m^2 of floor space.


Aldeasa

SHAREHOLDERS INFORMATION

General data

Social capital (million euros)	25.20
Number of sales	21,000,000
Nominal values (euros)	1.20

Stockmarket information

Earning per share	0.19 euros
Book per share	8.53 euros
Price / book value	2.6 times

1Q 2004 Stockmarket performance

Shareprice (EUROS)	
– Last (31 March)	22.05
– High (18 February)	25.77
– Low (2 January)	20.01
Market capitalisation (MILLION EUROS)	463
Average daily trading (MILLION EUROS)	2.09
Average daily trading (N.° OF SHARES)	88,327

Dividends

A €0.25/share interim dividend charged to 2003 results was paid on 24 February 2004.

Shareprice evolution Aldeasa Vs. IBEX 35



45
40
35
30
25
20
15
10
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
march 98
march 99
march 00
march 01
march 02
march 03
31 march 2004
1 October 1997
Index IBEX 35
Aldeasa Shareprice (euros)

For more information contact:

Aldeasa
Investor Relations
Ayala, 42 – 28001 Madrid
Tels. +34 914 36 70 00 - +34 914 36 70 59
Fax. +34 914 35 52 00
e-mail: accionistas@aldeasa.es
www.aldeasa.es

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **RTDOS1S04.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **29/07/2004** a las **17:14:36**
- ha sido recibido correctamente en la CNMV el **29/07/2004** a las **17.58.00**
- asignándole el número **2004077484** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **afbe292d10a37abfecc27b2c1a12b7c1**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) _______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

1st Half Results 2004




Aldeasa
Aldeasa



CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **NPRENSA1S04.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **29/07/2004** a las **18:06:08**
- ha sido recibido correctamente en la CNMV el **29/07/2004** a las **18.09.00**
- asignándole el número **2004077490** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **f1e528b09cced4c00b925f1082908d42**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

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de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

Aldeasa incrementa su beneficio neto un 21,1% en el primer semestre de 2004

La compañía sigue potenciando su presencia internacional durante el semestre

Madrid, 29 de julio de 2004.- La cifra de negocio neta y consolidada de Aldeasa, multinacional española y una de las empresas líderes en el sector de retail aeroportuario, se situó en 285,59 millones de euros durante el primer semestre del año 2004, mostrando un incremento del 5,7% en relación con el mismo periodo del ejercicio anterior.

El EBITDA de la compañía alcanzó los 27,77 millones de euros, un 10,7% superior al del mismo periodo de 2003 y el EBIT creció un 17,4%, situándose en 20,30 millones de euros. Con todo, el beneficio neto del Grupo aumentó un 21,1% en relación con los seis primeros meses del año anterior, ascendiendo a 12,35 millones de euros.

La evolución del margen comercial y la contención de costes explican estos resultados. Así, el margen bruto de las actividades de distribución comercial mejora en 0,7 p.p. en relación con el del mismo periodo de 2003, avalado por los incrementos moderados en los márgenes brutos de todas las familias de producto y por el cambio en el mix de ventas hacia familias con mayor margen. Durante el primer semestre de 2004 el margen comercial se ha situado en el 47,4% sobre ventas. Por su parte, los costes operativos, que incluyen cánones concesionales y amortizaciones aumentaron un 3,5%, es decir, 2,2 p.p. menos que la cifra de negocio.

Para mayor información:
Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Silvia Cabrera silvia_cabrera@es.cohnwolfe.com
Cohn & Wolfe
Tel. 91 702 34 34 / Fax. 91 702 34 35

Aldeasa

- ***El negocio internacional de Aldeasa aumenta un 20,9% en el primer semestre de 2004***

Por líneas de actividad, el negocio aeroportuario creció un 6,2% respecto al primer semestre de 2003 y generó 270,36 millones de euros.

Destaca la evolución de las ventas internacionales, que aumentaron un 20,9% en relación con los seis primeros meses de 2003 y generaron una facturación de 38,71 millones de euros. No obstante, de no haber persistido la depreciación del dólar frente al euro, éstas hubieran mostrado un crecimiento del 33,1%. Sin embargo, la fortaleza de la Moneda Única frente al dólar, generó un mayor volumen de pasajeros con destinos fuera de la Unión Europea, lo cual ha incidido positivamente en las ventas. También ha contribuido la ampliación de superficie en México y las mejoras comerciales llevadas a cabo en Jordania.

Actualmente, las ventas fuera de los aeropuertos españoles suponen el 13,6% de los ingresos de Aldeasa, si bien esta tendencia se incrementará una vez se consoliden todos los proyectos de expansión internacional previstos. Entre ellos, cabe destacar el contrato suscrito con Frankfurt Airport y Alterra-Partners a través de su participada LAP, para gestionar las tiendas duty free en el nuevo aeropuerto de Lima hasta el año 2017 y la ampliación de las concesiones en Madeira hasta finales de 2009.

En los aeropuertos españoles, la facturación en concepto ***Travel Value*** & ***Duty Free*** se incrementó un 6,2% durante los seis primeros meses de 2004 y se situó en 178,19 millones de euros. El número de pasajeros se mantuvo estable en el semestre mostrando un crecimiento del 10% en términos generales. No obstante, destaca el aumento del 19% experimentado por los viajeros con destino a tercer país.

Por destinos, los ingresos por ventas realizadas a pasajeros domésticos ascendieron un 20,6 % mientras que las generadas por los viajeros con destino intracomunitario y tercer país crecieron un 4,2% y un 7,9% respectivamente.

Para mayor información:
Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Silvia Cabrera silvia_cabrera@es.cohnwolfe.com
Cohn & Wolfe
Tel. 91 702 34 34 / Fax. 91 702 34 35

Aldeasa

En cuanto a las ventas en régimen fiscal ordinario -***Duty Paid***-, que se concentran principalmente en los aeropuertos del archipiélago canario, mostraron un descenso del 2,5% en relación con el mismo periodo del año anterior, alcanzando los 42,68 millones de euros. Este comportamiento de las ventas de la filial Canariensis, se explica por la moderación del crecimiento de pasajeros como consecuencia de la reorganización del turismo intraeuropeo a lo largo del mes de junio y por la competencia que han supuesto otros destinos atlánticos que se benefician de la debilidad del dólar frente al euro. Asimismo, el programa de cierres y remodelaciones de tiendas acometido por Aldeasa ha permitido maximizar el beneficio, si bien ha repercutido parcialmente en la disminución de las ventas.

Por último, la división de Palacios y Museos, ha experimentado un ascenso en sus ventas del 3,2% en el primer semestre de 2004, alcanzando los 12,19 millones de euros.

Primer semestre de 2004 en cifras:

	30.06.04 (Millones €)	**% 04 - 03**
ESPAÑA TRAVEL VALUE & DUTY FREE	178.185	6,2%
ESPAÑA DUTY PAID	42.679	-2,5%
INTERNACIONAL	38.713	20,9%
OTROS INGRESOS (Exportaciones y Publicidad)	10.778	-2,7%
TOTAL NEGOCIO AEROPORTUARIO	270.355	6,2%
TOTAL NEG. PAL. Y MUSEOS	12.188	3,2%
TOTAL OTROS NEGOCIOS (1)	3.046	-16,2%
TOTAL GENERAL	285.589	5,7%

(1): Incluye las actividades inmobiliarias de Aldeasa Gestión y las actividades de restauración aeroportuaria. Consolida el 50% de Foodlasa tras la venta del 50% al Grupo Compass.

Para mayor información:
Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Silvia Cabrera silvia_cabrera@es.cohnwolfe.com
Cohn & Wolfe
Tel. 91 702 34 34 / Fax. 91 702 34 35

Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **BOL1S04ESP.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **29/07/2004** a las **17:11:40**
- ha sido recibido correctamente en la CNMV el **29/07/2004** a las **17.59.00**
- asignándole el número **2004077486** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **0f124c3ba89415fc2c2c6f562081d23f**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

2

ENERO · JUNIO

Aldeasa

2004 INFORME ACCIONISTAS

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "ISE20041"
- de tipo ISE
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 29/07/2004 a las 15.05.00
- ha sido recibido correctamente en la CNMV el 29/07/2004 a las 17.50.00
- asignándole el número 2004077333 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es c0a36d92e8eac0ea9d864e18e668e256

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D.____
como ______________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

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Fdo: